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                              October 27, 2021

       Sharon Levkoviz
       Chief Financial Officer
       IR-Med, Inc.
       Z.H.R. Industrial Zone
       Rosh Pina, Israel

                                                        Re: IR-Med, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 21,
2021
                                                            File No. 333-255894

       Dear Mr. Levkoviz:

               We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed on October 21, 2021

       Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page 1

   1. We refer to the auditor's consent that consents to the consolidated financial statements of
                                                        IR-Med, Inc., included
herein. However, we note that the consolidated financial
                                                        statements of IR-Med,
Inc. are not included in the amendment to Form S-1. Please file a full amendment with
consolidated financial statements and an updated consent from your auditors.
 Sharon Levkoviz
FirstName LastNameSharon Levkoviz
IR-Med, Inc.
Comapany
October 27,NameIR-Med,
            2021       Inc.
October
Page 2 27, 2021 Page 2
FirstName LastName
       You may contact Kristin Lochhead at (202) 551-3664 or Mary Mast (202) 551-3613 if
you have questions regarding our comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Jeff Gabor at (202) 551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      David Aboudi, Esq.